Terence O’Brien
Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:	Fushi Copperweld, Inc. Form 10-K for the year ended December 31, 2008 filed March 16, 2009 File No. 1-33669

Dear Mr. O’Brien:

We are submitting this correspondence via the EDGAR system in response to a comment letter issued by the Staff of the Securities and Exchange Commission (the “Commission”) on July 27, 2009 (the “Comment Letter”).  The discussion below reflects our responses to the Comment Letter and is presented in the order of the numbered comments in the Staff’s letter.

Form 10-K for the year ended December 31 2008

Critical Accounting Policies, page 52

1.
We have read your response to comment 2 in our letter dated July 2, 2009.  Please provide us your analysis for why the U.S. operations is not a separate segment since it constituted over 10% of consolidated revenues in 2008 and 2009.  In this regard, please provide December 31, 2008 and March 31, 2009 revenue and profit data for the U.S. and for the UK so we can further assess this issue.

Response:  Per FAS 131 guidelines, our P.R.C and U.S. operations qualify as operating segments since each constitutes over 10% of consolidated revenues.   Our U.K. operations do not meet the Quantitative Thresholds laid out for a reportable segment per paragraph 18 of FAS 131 representing only 1.96% and 1.98% of net sales for the fiscal year 2008 and first quarter 2009, respectively. After considering how to define an operating segment per paragraphs 10-15 of FAS 131, as well as through evaluating the aggregation criteria found in paragraph 17 of FAS 131, Management has determined that consolidating the UK operations into our “US” reporting segment most accurately represents our enterprise operations. Our U.K. facility is a subsidiary of our U.S. operations and is under the direction of a US segment manager. Our US segment manager maintains regular contact with our chief operating decision maker, Chairman and CEO Mr. Fu Li, to discuss operating activities, financial results, forecasts, or plans  for the U.S. and U.K. facilities based off of their consolidated financial results. Furthermore, the nature of our products, services, and production processes at our U.S. and U.K. facilities, along with the customer base, methods used to distribute products or provide services and the nature of the regulatory environment are nearly identical. Using the same sales force, customer service representatives and distribution channels, our U.S. and U.K. operations both manufacture and sell engineered bimetallic conductor products with their primary markets being  North America and Europe. Although our U.K. operations do not clad bimetallic product, the finishing and/or secondary equipment and processes required to produce finished bimetallics goods is similar to or equivalent to the finishing and production equipment and processes found at our U.S. operations. Furthermore, our U.K. operations receive the majority of its raw materials (e.g. initial clad CCS and CCA) directly from our U.S. operation.

Terence O’Brien
Securities and Exchange Commission
July 31, 2009

Taking into consideration the nature of our operations, as well the reporting requirements outlined in FAS 131, we plan on reporting our Dalian operations in segment classified as P.R.C. and our U.S. and U.K. operations in a segment classified as “US” beginning with our Form 10-Q filing requirements for second quarter of fiscal year 2009.

The following is a table that sets forth the revenue and profit data for the fiscal year ended December 31, 2008 and the three months ended March 31, 2009 for the U.S. and for the UK as requested.

	US	UK	Consolidated
2008
Revenue	56,785,991	4,350,586	221,434,702
Percentage of Consolidated Revenues	26%	2%	100%
Net income/(loss)	(750,014)	(166,989)	28,474,509

2009 Q1
Revenue	8,228,861	696,720	35,256,536
Percentage of Consolidated Revenues	23%	2%	100%
Net income/(loss)	(1,338,020)	(29,256)	3,100,917

Note 5 - Plant and equipment, page F-18

2.
We have read your response to comment 5.  Please tell us and disclose in future filings why the CIP balance declined so significantly between December 31, 2008 and March 31, 2009, as well as the estimated costs to complete the manufacturing machinery and equipment (Project No. 1 in your letter dated June 18, 2009) and Tower B (Project No. 2).

Response:  The following information will be disclosed in future filings:

The decrease in CIP balance for the three fiscal month period ended March 31, 2009 is primarily related to $12.5 million of machinery and equipment that was deemed completed through its installation and testing process during the quarter.  As a result the machinery and equipment was then transferred from CIP to depreciable fixed assets.

Terence O’Brien
Securities and Exchange Commission
July 31, 2009

As requested, the estimated costs to complete Project No. 1 (Manufacturing Machinery and Equipment) and Project No. 2 (Tower B) as of December 31, 2008 were $2.5 million and $3 million, respectively.

3.
Regarding the machinery/equipment, please tell us and disclose in future filings: i) the percentage by which this $14.5 million machinery/equipment project will increase the volume of product that you can manufacture; ii) the location of this machinery/equipment; iii) the estimated completion date; and iv) the estimated additional annual costs to operate and maintain the new machinery/equipment so that readers can assess the impact on fixed costs.

Response:  The following information will be disclosed in future filings:

i)	The designed/expected annual capacity of the $14.5 million machinery/equipment is approximately 6,000 Metric tons. At December 31, 2008, the production capacity in Dalian was 34,800 Metric tons. We believe the addition of this machinery/equipment could result in a production capacity increase of approximately 17%.

ii)	Machinery and equipment is located in Dalian, China.

iii)	The estimated completion date of this project is December 2009.

iv)	The estimated additional annual costs to operate and maintain the new machinery and equipment are approximately $50,000.

4.
Regarding Project No. 2, you have told us that the building in CIP consists of two towers, Tower A and Tower B, of which Tower A is currently utilized as administration offices for your Dalian facility and Tower B will be your corporate office building.  It is not clear what the difference is between these two purposes.  Please advise.  Also, please tell us and disclose in future filings: i) when Tower B first began construction and whether it will be a mixed use hotel/office space building, as it is not clear from your disclosure; ii) if it is mixed use, clarify the ownership interests for each party; iii) whether Tower B will be used wholly by registrant or leased to others; iv) whether you expect material lease cancellation and/or moving expenses and/or impairment charges if you are moving out of existing space to the new space in Tower B; v) the total square footage in Tower B; vi) current applicable commercial leasing rates per square foot if you are planning on leasing parts of Tower B to others; and vii) a description of the local commercial leasing market if you are planning on leasing parts of Tower B to others.

Terence O’Brien
Securities and Exchange Commission
July 31, 2009

Response: There is no difference in the use or purpose of Tower A and Tower B. Both towers will be used by the Company as corporate/administration office space.

The following information will be disclosed in future filings:

i)	Tower B began construction in May 2003 and was initially designed to be built as a hotel (not mixed use). However, construction plans were amended in 2007 to construct Tower B as additional office space instead.
ii)	Not applicable as Tower B will not be used for mixed use.
iii)	Tower B will be wholly used by the Company.
iv)	We do not expect any lease cancellation/moving expenses/impairment charges as we are not moving out of our current space. Tower B will be used as the Company’s additional office space.
v)	Total gross floor area of Tower B is approximately 13,000 square meters.
vi)	Not applicable as we do not plan to lease parts of Tower B to others.
vii)	Not applicable as we do not plan to lease parts of Tower B to others.

5.
Lastly, the amounts spent on repairs and maintenance should be disclosed in the liquidity section of MD&A since this is a capital intensive business and the annual amounts reported to us in the June 18, 2009 letter (e.g., $820,000 in 2008) appear low relative to the $119.8 million fixed asset balance at December 31, 2008.  Note that Section 501.13.d of the FRC specifically addresses the requirement to disclose material uncertainties over future repairs/maintenance costs.  Also as previously requested, please explain your statement made in your June 18, 2009 letter that over the past few years, the Company has increased the value related to the construction under CIP and has also transferred the construction in progress to fixed assets when management determined that the building was ready to use.  In this regard, we would expect you to address this statement as it relates individually to each tower.

Response:
We will disclose historical repair and maintenance costs in the MD&A section in future form 10-K filings. We do not expect higher future repair and maintenance expenses based on our past experience and industry normal practice.

As Project No. 2 only relates to Tower B, we will amend our original statement with the following:

The CIP for 2008 represents Tower B of our corporate office building located at our Dalian facility. Tower B was originally designed to be constructed as a hotel; however, construction plans were amended in 2007 to construct Tower B as additional office space instead. Tower B is still currently under construction and is expected to be completed by December 2010.  All costs incurred relating to Tower B have all been recorded in CIP Project No. 2 and not yet transferred to fixed assets.

Terence O’Brien
Securities and Exchange Commission
July 31, 2009

Regarding Tower A, approximately $11 million had been recorded in CIP, but was  transferred to fixed assets when management determined that the building was ready to use in 2007.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in their filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Christopher Wenbing Wang

Christopher Wenbing Wang
Chief Financial Officer